UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Explanatory note

This report on Form 6-K is being filed for the purpose of filing the exhibits set forth below as exhibits to Telecom Argentina S.A.’s Registration Statement on Form F-3 (Registration Statement No. 333-280720) (the “Registration Statement”), dated July 8, 2024, containing a Prospectus, dated July 8, 2024, as supplemented by a Prospectus Supplement, dated July 8, 2024. This report on Form 6-K and such exhibits are hereby incorporated by reference into the Registration Statement.

Exhibit 5.1: Opinion of Errecondo, Gonzalez & Funes Abogados, Argentine counsel to the Company, with respect to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA S.A. (Registrant)

Date: July 8, 2024	By:		/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations